================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                        ANNUAL REPORT PURSUANT TO SECTION
                        15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________


Commission file number 1-8962


               The Pinnacle West Capital Corporation Savings Plan
                            (Full title of the plan)


                        Pinnacle West Capital Corporation
                                (Name of issuer)


                             400 North Fifth Street
                                 P.O. Box 53999
                           Phoenix, Arizona 85072-3999
                (Address of issuer's principal executive office)

================================================================================

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits
       as of December 31, 2001 and 2000                                       2

     Statements of Changes in Net Assets Available for Benefits
       for the Years Ended December 31, 2001 and 2000                         3

     Notes to Financial Statements                                       4 - 10

SUPPLEMENTAL SCHEDULE:

     Form 5500, Schedule H: Schedule of Assets (Held at End of Year)
       as of December 31, 2001                                               11

Exhibits Filed                                                               12

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Phoenix, Arizona

June 27, 2002

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
--------------------------------------------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                       2001             2000
                                                   ------------     ------------
ASSETS:
  Investments at fair value except for
   Fixed Income Fund that is at
   contract value which
   approximates fair value (Note 5)                $520,394,373     $555,613,383
  Temporary investments (at cost
   which approximates fair value)                     4,004,697        4,685,117
                                                   ------------     ------------
   TOTAL INVESTMENTS                                524,399,070      560,298,500

  Contributions receivable                                   --        1,460,970
  Interest and other receivable                           9,045           22,625
                                                   ------------     ------------
   TOTAL ASSETS                                     524,408,115      561,782,095
                                                   ------------     ------------

LIABILITIES:
  Securities purchased                                  524,850          803,188
                                                   ------------     ------------


   NET ASSETS AVAILABLE FOR BENEFITS               $523,883,265     $560,978,907
                                                   ============     ============

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                     2001             2000
                                                 -------------    -------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income (Note 2):
   Dividends                                     $   5,984,220    $   5,577,441
   Interest and other income                         3,105,013        2,680,044

   Net appreciation/(depreciation) in fair
    value of investments (Note 5)
      Non-participant (Note 6):                     (9,648,818)      41,365,006
      Participant                                  (55,201,081)     (13,326,560)
                                                 -------------    -------------
        Total net appreciation/(depreciation)
          in fair value of investments             (64,849,899)      28,038,446
                                                 -------------    -------------
           Total investment income/(loss)          (55,760,666)      36,295,931
                                                 -------------    -------------

  Contributions (Note 1):
   Pinnacle West Capital Corporation                 8,760,678        8,317,161
   Participants                                     30,821,858       28,937,199
                                                 -------------    -------------
     Total contributions                            39,582,536       37,254,360
                                                 -------------    -------------
        Total additions/(deductions)               (16,178,130)      73,550,291
                                                 -------------    -------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Benefit payments                                  20,683,414       28,146,206
  Administrative expenses                              211,194          251,111
  Interplan transfers and other                         22,904          (47,791)
                                                 -------------    -------------
     Total deductions                               20,917,512       28,349,526
                                                 -------------    -------------
     Net increase/(decrease)                       (37,095,642)      45,200,765

NET ASSETS AVAILABLE FOR
 BENEFITS:
  Beginning of year                                560,978,907      515,778,142
                                                 -------------    -------------
  End of year                                    $ 523,883,265    $ 560,978,907
                                                 =============    =============

See notes to financial statements.

                      THE PINNACLE WEST CAPITAL CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

          The following description of The Pinnacle West Capital Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

          GENERAL - The Plan is sponsored by Pinnacle West Capital Corporation ("Pinnacle West," or "Company"). The Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Wells Fargo, Minnesota, N.A. ("Trustee") is the trustee of the Plan.

          ELIGIBILITY - Generally, all active employees of Pinnacle West and its subsidiaries, including, Arizona Public Service Company, Pinnacle West Energy Corporation, APS Energy Services Company, Inc., El Dorado Investment Company and the active salaried employees of SunCor Development Company, (collectively, "Employer"), are eligible to participate in the pre-tax and after-tax features of the Plan upon attaining age 21 and completing thirty-one days of consecutive employment and are eligible to participate in the matching feature upon attaining age 21 and completing one year of service. The Plan provides credit for periods of employment with an affiliate of Pinnacle West as if the service was performed for the Employer.

          CONTRIBUTIONS - The Plan is a defined contribution plan. The Plan allows employees to contribute up to 16% of their base pay on a pre-tax basis or after-tax basis, provided that in no event can the total pre-tax and after-tax contributions made by any participant in any year exceed 16% of his or her base pay. The maximum allowable base pay ($170,000) and pre-tax contribution ($10,500) are linked to the cost of living index and could change on an annual basis.

          Employer contributions are fixed at 50% of the first 6% of an employee's pre-tax contributions. The Employer contributions may be in cash, common stock or other property acceptable to the Trustee.

          The Plan allows rollover contributions from another qualified plan or individual retirement rollover account, subject to certain criteria.

          INVESTMENT CHOICES - Participants' contributions may be invested in one or more of the following funds: Pinnacle West Stock Fund, Index Fund, Fixed Income Fund, Large Cap Equity Fund, International Equity Fund, Conservative, Moderate, and Aggressive Lifestyle Funds, and Small Cap Equity Fund.

          LOAN FEATURE - Participants may borrow money from their pre-tax contributions account, vested Employer contributions account and rollover account (if any). Participants may not borrow against their Employer transfer account or their after-tax contributions account.

          The minimum participant loan available is $1,000, and the maximum available is 50% of the participant's vested account balance, up to $50,000, reduced by the participant's highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms range from six months to five years, or up to 15 years for the purchase of a principal residence. An administrative fee is charged to the participant's account for each loan.

          The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate shall be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made. The Trustee currently charges prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued during 2001 ranged from 6.00% to 10.00%.

          Loans are treated as an investment of the participant's accounts. To fund the loan, transfers are made from the participant's investment funds on a pro-rata basis. Loan repayments are invested in the participant's investment funds based on the participant's current investment election. Loan repayments, including interest, are generally made through irrevocable semi-monthly payroll deductions.

          VESTING - Each participant is fully vested as to the participant's pre-tax, after-tax, and rollover contribution accounts (consisting of the participant's contributions and related income and appreciation or depreciation) and Employer transfer account. The participants become vested in their Employer contribution account (consisting of Employer contributions and related income and appreciation or depreciation) in the event of termination of service by death, disability or retirement, upon attaining the age of sixty-five, upon the completion of five years of service, upon termination of the Plan, or upon complete discontinuance of Employer contributions; otherwise, participants vest in graduated amounts with 100 percent vesting in five years of plan participation, beginning with the first plan year of employee participation.

          WITHDRAWALS AND DISTRIBUTIONS - A participant may at any time make a full or partial withdrawal of the balance in the participant's after-tax contribution account and rollover contribution account. No withdrawals before retirement are permitted from a participant's Employer transfer account. No withdrawals before retirement are permitted from the participant's pre-tax contribution account, except under certain limited circumstances relating to financial hardship. If an employee withdraws pre-tax contributions, the only earnings on those contributions that can be withdrawn are those credited prior to 1989. Generally, participants who are fully vested and who have participated in the Plan for five complete plan years may withdraw the amount in their Employer contribution account. When the participant's employment with the Employer is terminated, the participant generally can elect to receive, as soon as administratively possible, a distribution of the vested portion of his or her Employer contribution account together with the participant's contribution accounts and Employer transfer account.

          FORFEITURES - Forfeitures of nonvested Employer contributions will occur upon the earlier of distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment. However, if a former participant who received a distribution becomes reemployed prior to the end of the fifth calendar year following the calendar year in which the participant's earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant's Employer contribution account; however, the forfeiture is restored only if the participant repays the full amount previously distributed to him or her within five years of his or her date of reemployment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred. Forfeitures are used to reduce future Employer contributions to the Plan.

          TERMINATION OF THE PLAN - It is the Company's present expectation that the Plan and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plan is not assumed as a contractual obligation. The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA. In this event, the balance credited to the accounts of participants at the date of termination shall be fully vested and nonforfeitable.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          METHOD OF ACCOUNTING - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Investment transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded as of ex-dividend dates.

          INVESTMENTS - The Plan consists of a salary reduction arrangement, an employee after-tax contribution feature, and an employer matching contribution feature. The investment choices for the Plan consisted of:

               Pinnacle West Stock Fund -- The fund consists primarily of common stock of Pinnacle West. The common stock is stated at fair value based on quoted market prices in an active market.

               Index Fund -- The fund consists of common stocks maintained by the Trustee as part of a commingled fund. The fund is an S&P 500 and is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

               Fixed Income Fund -- The fund consists primarily of several benefit-responsive guaranteed investment contracts with varying rates of interest and varying maturities maintained by Gartmore Morley Financial. The fund is stated at contract value, which approximates fair value.

               Large Cap Equity Fund -- The fund consists primarily of common stocks maintained by Putnam Investments as part of the Putnam Voyager Fund, Class A. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

               International Equity Fund -- The fund consists primarily of stocks outside the United States and is maintained by Deutsche Asset Management International Equity. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

               Conservative, Moderate and Aggressive Lifestyle Funds -- These funds consist primarily of cash, domestic stocks, international stocks, and domestic bonds and are maintained by the Vanguard Group as part of the Lifestrategy Portfolios. The funds are stated at fair market value (marked to market) as of the market close each day.

               Small Cap Equity Fund--This is a new fund as of July 3, 2001. This fund consists primarily of common stock and emerging growth companies regardless of size. The fund is stated at fair market value (marked to market) as of the market close each day.

               Temporary investments - Temporary investments represent cash or other cash equivalents that are held until investments in other funds can be made. All highly liquid debt instruments purchased with an initial maturity of three months or less are treated as cash equivalents. The fund is stated at cost, which approximates fair value.

          ADMINISTRATIVE EXPENSES - Substantially all costs of administration of the Plan, except for loan administration fees, have been paid by the Company.

          PAYMENT OF BENEFITS - Benefits are recorded when paid.

          USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

          RECLASSIFICATIONS- Certain prior year balances have been reclassified to conform to current year presentation.

3.   INCOME TAX STATUS

          A determination letter dated March 12, 2002 has been received from the Internal Revenue Service indicating that the Plan has been determined to be a qualified plan under the provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, and on June 3, 2002, the Company filed a letter with the Internal Revenue
     Service requesting a favorable determination letter relating to this amendment. However, the Company's management and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt (See Note 8 for additional information). Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.   GUARANTEED INVESTMENT CONTRACTS

          Under the benefit-responsive contracts, interest rates on guaranteed investment contracts ("GICs") vary within the Fixed Income Fund. The contracts held in the Plan have a weighted average crediting interest rate at December 31, 2001 of 6.03% and at December 31, 2000 of 6.44%. The average yield for 2001 approximated the weighted average crediting interest rate. The crediting interest rates on the GICs may be reset on a quarterly or semi-annual basis, or may be fixed, based on the terms of the contract.

          Twenty-three of the GICs are managed synthetic investment contracts. The fair value of the assets related to these contracts is $57,372,410. The contract value of these assets is $56,732,320.

5.   INVESTMENTS AND UNITS OF PARTICIPATION

          In accordance with the provisions of the Plan, the Trustee maintains separate units of participation in the Plan and related net asset value per unit for the Pinnacle West Stock Fund, Index Fund, Fixed Income Fund, Large Cap Equity Fund, International Equity Fund, Conservative, Moderate and Aggressive Lifestyle Funds, and Small Cap Equity Fund. The number of units and the related value at December 31, 2001 and 2000 are as follows:


               2001                         Number of Units         Value
               ----                         ---------------      ------------
     Pinnacle West Stock Fund                  3,680,950         $153,618,604
     Index Fund                                3,839,465          128,940,333
     Fixed Income Fund                         7,302,346           84,689,385
     Large Cap Equity Fund                     4,114,563           70,966,542
     International Equity Fund                   647,249            6,705,967
     Conservative Lifestyle Fund                 414,655            5,834,649
     Moderate Lifestyle Fund                     854,844           13,635,275
     Aggressive Lifestyle Fund                   839,757           14,634,077
     Small Cap Equity Fund                       716,956           17,841,964
     Participant Loans                                             23,527,577
                                                                 ------------
         Total                                                   $520,394,373
                                                                 ============

               2000                         Number of Units         Value
               ----                         ---------------      ------------
     Pinnacle West Stock Fund                  3,487,052         $166,480,849
     Index Fund                                3,870,143          148,052,969
     Fixed Income Fund                         6,126,617           67,305,627
     Large Cap Equity Fund                     4,952,745          106,890,926
     International Equity Fund                   742,860            9,897,831
     Conservative Lifestyle Fund                 330,329            4,863,689
     Moderate Lifestyle Fund                     794,673           13,757,799
     Aggressive Lifestyle Fund                   770,661           15,184,606
     Participant Loans                                             23,179,087
                                                                 ------------
         Total                                                   $555,613,383
                                                                 ============

          The Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31, 2001 and 2000:

                                                     2001              2000
                                                 ------------      ------------
     Guaranteed Investment Contracts             $  4,233,132      $  4,006,173
     Mutual Funds                                 (48,047,919)      (39,636,842)
     Pinnacle West Stock Fund                     (21,035,112)       63,669,113
                                                 ------------      ------------
         Net appreciation/(depreciation) in
           fair value of investments             ($64,849,899)     $ 28,038,446
                                                 ============      ============

6.   NON-PARTICIPANT DIRECTED INVESTMENTS

          Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows as of and for the years ended December 31, 2001 and 2000:

                                                                   2001             2000
                                                               ------------     ------------
     Pinnacle West Stock Fund Net Assets, beginning of year    $107,966,421     $ 69,138,017
       Changes in net assets during the year:
         Net appreciation/(depreciation) in value                (9,648,818)      41,365,006
         Employer contributions                                   8,760,678        8,317,161
         Benefits paid to participants                           (7,425,383)     (10,853,763)
                                                               ------------     ------------
     Pinnacle West Stock Fund Net Assets, end of year          $ 99,652,898     $107,966,421
                                                               ============     ============

7.   RELATED PARTY TRANSACTIONS

          Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are Pinnacle West common stock, qualifying these transactions as party-in-interest transactions. Pinnacle West pays all administrative expenses.

8.   SUBSEQUENT EVENTS

          On March 1, 2002, the Plan was amended to permit fully vested participants to transfer amounts in their Employer contributions account from the Pinnacle West Stock Fund to one or more of the other investment options available under the Plan.

          On April 1, 2002, Pinnacle West replaced the current International Equity Fund, with Putnam International Growth Fund-Class A, which is maintained by Putnam Investments.

          Effective May 1, 2002, a stock bonus employee stock ownership feature was added to the Plan with respect to the assets that are invested in the Pinnacle West Stock Fund. If the IRS does not issue a favorable determination letter with respect to this feature (see Note 3), it will become null and void.

          On June 1, 2002, the maximum employee contribution increased from 16% to 50% of base pay on a pre-tax or after-tax basis. In no event can the pre-tax and after-tax contribution exceed 50% of base pay, subject to the IRS imposed maximum on pre-tax contributions.

          Effective June 1, 2002, the Plan was amended for 2002 to permit participants who will reach age 50 on or before December 31 of an applicable year, and contribute the maximum pre-tax contributions for the applicable year, to make catch-up contributions on a pre-tax basis. For 2002, the maximum catch-up contribution is $1,000. The limit on catch-up contributions increases each year on January 1st by $1,000 until it reaches $5,000 in 2006 and may be adjusted in subsequent years for cost-of-living increases.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

Identity of Issuer, Borrower                               Description of                                               Current
Lessor or Similar Party             Fund Name                Investment               Units              Cost            Value
-----------------------             ---------                ----------               -----              ----            -----
Pinnacle West Capital           Pinnacle West Stock       Shares of company          3,680,950       $ 90,837,528    $153,618,604
Corporation Stock Fund          Fund**                    common stock

S&P 500 Index Fund              Index Fund                Shares of mutual           3,839,465                  *     128,940,333
                                                          fund investments

Gartmore Morley Financial       Fixed Income Fund         Guaranteed investment      7,302,346                  *      84,689,385
Fixed Income Fund                                         contracts, interest
                                                          rates, 4.467% - 7.10%

Putnam Investments as a         Large Cap Equity          Shares of mutual           4,114,563                  *      70,966,542
part of the Putnam Voyager      Fund                      fund investments
Fund, Class A

Deutsche Institutional          International Equity      Shares of mutual             647,249                  *       6,705,967
International Equity Fund       Fund                      fund investments

Vanguard Lifestrategy           Conservative Lifestyle    Shares of mutual             414,655                  *       5,834,649
Conservative Growth Fund        Fund                      fund investments

Vanguard Lifestrategy           Moderate Lifestyle        Shares of mutual             854,844                  *      13,635,275
Moderate Growth Fund            Fund                      fund investments

Vanguard Lifestrategy           Aggressive Lifestyle      Shares of mutual             839,757                  *      14,634,077
Growth Fund                     Fund                      fund investments

Merrill Lynch Small Cap         Small Cap Equity          Shares of mutual             716,956                  *      17,841,964
Equity Fund                     Fund                      fund investments

Participant Loans               Participant Loans         Interest rates,                  N/A                  *      23,527,577
                                                          6.00% - 10.00%

Cash and Other Short-Term                                                                  N/A                  *       4,004,697
Investments
                                                                                                                     ------------
Total Assets Held for Investment Purposes                                                                            $524,399,070
                                                                                                                     ============

*    Cost information not provided as investments are participant-directed.

**   Related Party

Exhibits Filed.
--------------

Exhibit No.                        Description
-----------                        -----------

   23.1                            Independent Auditors' Consent

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                     THE PINNACLE WEST CAPITAL CORPORATION
                                     SAVINGS PLAN
                                     (Name of Plan)


Date: July 1, 2002                   By Armando B. Flores
                                        ----------------------------------------
                                        Armando B. Flores
                                        Chairman of the Administrative Committee and Executive Vice President,
                                        Corporate Business Services
                                        Pinnacle West Capital Corporation